FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

Central Bank of Argentina has not commented regarding Mr. Martin Ezequiel Zarich appointment as Executive Director

January 11, 2016

Securities and Exchange Commission

RE:	Central Bank of Argentina has not commented regarding Mr. Martin Ezequiel Zarich appointment as Executive Director

We are pleased to inform that the Central Bank of Argentina (BCRA) through Resolution N° 9 of January 7, 2016 has not commented regarding Mr. Martin Ezequiel Zarich appointment as Executive Director (CEO). He was appointed by the Board of Directors on May 4, 2015 ad referendum the Central Bank approval.

The Board of Directors, during its meeting held today, has decided to accept the resignation of Martin Ezequiel Zarich as Alternate Director, due to the incompatibility of acting as Alternate Director and Executive Director (CEO) simultaneously.

Furthermore, Mr Ricardo Moreno resignation as Executive Director (CEO) of BBVA Banco Frances S.A became effective from today.

BBVA BANCO FRANCES S.A.

Reconquista 199 (C10034ABC) – Casilla de Correo 3196 Correo Central (C1000ZAA) – BUENOS AIRES, ARGENTINA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	January 11, 2016	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer